Exhibit 99.1

Sinovac Reports Record Second Quarter 2008 Unaudited Financial Results

- Conference Call on Wednesday, August 13, 2008 at 9:00 a.m. ET -

Beijing – August 13, 2008 – Sinovac Biotech Ltd. (Amex: SVA), a leading developer and provider of vaccines in China, today announced the Company's financial results for the six and three-month periods ended June 30, 2008.

Second Quarter Highlights

•	Sales increased 73% year-over-year to $16.5 million
•	Sold 2.72 million doses of Healive®, up 55%, and 180,000 doses of Bilive® based on increased demand following the May 12th earthquake in Sichuan Province.
•	Gross profit grew 69% year-over-year to $13.9 million, with 84% gross margin
•	Operating income rose 50% year-over-year to $7.0 million
•	Net income increased to $3.3 million with diluted EPS of $0.08

Year to Date Highlights

•	Sales increased 88% to $25.4 million
•	Operating income rose 66% year-over-year to $10.2 million
•	Net income increased to $4.9 million with diluted EPS of $0.12

Mr. Weidong Yin, Chairman, President and CEO, commented, “We are pleased to announce our record performance for this quarter, which can be attributed to Healive sales that exceeded market expectation. The devastating May 2008 earthquake in the Sichuan province resulted in health challenges presented by the destruction of clean water and sanitation infrastructure. In the face of this tragedy, we are proud to have been able to meet the increased demand for the hepatitis A vaccine after Sinovac was selected by Ministry of Health and provincial governments as the sole supplier of hepatitis A vaccine to the region.  This illustrates government’s trust in the quality of our vaccines and our capability to provide comprehensive marketing and sales service and support to the local CDC and demonstrates that we have the production capacity and reliable delivery channel to fulfill urgent demand on a timely basis. We believe the experience served as a valuable opportunity for Sinovac to demonstrate its ability to meet the public’s needs as we continue to cultivate the public market for our hepatitis A vaccine.”

Three Months Ended June 30, 2008

For the second quarter 2008, sales increased 73% to $16.5 million, compared to $9.5 million in the second quarter 2007. The growth was driven by higher sales of Healive® and Bilive® following the May 12th earthquake. Government orders after the earthquake generated about $4.6 million, which are not expected to recur in future periods. Sales and other amounts, which are reported here in US dollars, were also affected by the strengthening of the Chinese RMB against the US dollar in the last year.

During the second quarter of 2008, Sinovac sold 2.72 million doses of Healive®, up from 1.75 million doses for the same period of 2007. Higher sales in the second quarter 2008 resulted from Healive promotion campaign targeting the private market and the increased demand following the May 12th earthquake. During the second quarter of 2008, Sinovac sold 180,000 doses of Bilive® compared to sales returns of 13,000 doses in the comparative period.

Gross profit for second quarter 2008 was $13.9 million, with a gross margin of 84.0%, compared to $8.2 million and 86.5%, respectively, for the same period of 2007.

Total operating expenses for the second quarter 2008 increased to $6.9 million, compared to $3.6 million in the same period 2007. Selling, general and administrative expenses for second quarter of 2008 were $6.0 million, compared to $3.5 million in the same period of 2007. The year-over-year increase in SG&A expenses was in line with the increased sales. SG&A expenses as a percentage represented 36.5% of revenues in the second quarter of 2008, compared to 36.3% in the same period in the prior year.

Gross expenditures on research and development expenses for the second quarter of 2008 were $794,000 compared to $322,000 in the same period of 2007. R&D expenses net of government grants were $667,000 for the second quarter of 2008, compared to ($53,000) in the same period of 2007. The R&D expenses recognized as a reduction to government grants were $127,000 in the second quarter of 2008, compared to $375,000 in the same period of 2007. The R&D expenses were mainly incurred for the Japanese encephalitis vaccine program and pandemic influenza immunogenic persistence research of Panflu.

Operating income was $7.0 million for the second quarter of 2008, compared to $4.7 million in the same period of 2007. The year-over-year increase in operating income reflected the significant increase in vaccine sales and the moderately higher R&D expenses.

Net income for the second quarter of 2008 also included $400,000 of interest and financing expenses, $1.6 million of income taxes, $141,000 other expense and $1.5 million of minority interest. Net income for the same period of 2007 included $93,000 of interest and financing expenses, $832,000 of income taxes, $197,000 interest and other income and $1.3 million of minority interest.

Net income for the second quarter of 2008 was $3.3 million, or $0.08 per diluted share, compared to $2.7 million, or $0.07 per diluted share, in the same period of 2007.

On July 8, 2008, the Chinese government issued detailed implementation guidelines with regards to the criteria and approval process for High and New Technology Enterprises (HNTE). HNTEs will be entitled to the preferential income tax rate of 15% compared to the unified income tax rate of 25% effective January 1, 2008. Prior to 2008, Sinovac Beijing was subject to the preferential income tax rate of 15% as a HNTE. Given that application process has not yet commenced and whether Sinovac will eventually be approved for HNTE status is uncertain, Sinovac Beijing has elected to account for its current and deferred income tax utilizing the enacted statutory tax rate of 25% as the applicable enterprises income tax rate for 2008.

In the event that Sinovac Beijing reconfirms its HNTE status in accordance with the HNTE rules, a 15% corporate income tax rate would be retroactive to January 1, 2008. Assuming HNTE is received; the impact on the results of operations for the six months ended June 30, 2008 would include a $1,289,776 decrease in the provision of the current income tax with a corresponding reduction in the income tax liability and a $868,076 increase in deferred income tax expense with an offset to deferred income tax assets. The effect change of rate will be recorded in the period that changes occur.

As of June 30, 2008, Sinovac’s cash and cash equivalents totaled $18.8 million, compared to $17.1 million as of December 31, 2007.

Research and Development

Before we obtained the production license of the whole viron pandemic influenza vaccine, Panflu, granted by SFDA, we also commenced the development of a split formulation of pandemic influenza vaccine.

In June 2008, Sinovac initiated volunteer enrollment in its Phase II trial of the split pandemic influenza vaccine. The randomized and double-blind trial is expected to enroll 210 adolescents, between the ages of 12 to 17, who will receive doses of 10µg, 15µg or 30µg, and 140 children, between the ages of 3 to 11, who will receive doses of 10µg or 15µg. Volunteers will be followed for two months with safety and immunogenicity data collected for the assessment of the vaccine.  We are still on track to announce preliminary results from this study in early 2009.

Conference Call Details

The Company will host a conference call on Wednesday, August 13, 2008 at 9:00 a.m. ET (9:00 p.m. Beijing time).  To access the conference call, please dial 1-877-407-4018 (USA) or 1-201-689-8471 (international).  A replay of the call will be available from 12:00 p.m. ET on August 13 until August 27, 2008, at midnight. To access the replay, please dial 1-877-660-6853 (USA) or 1-201-612-7415 (international) and reference the account number 3055 and the access code 293426.  A live audio webcast of the call will also be available from the Investors section on the corporate web site at www.sinovac.com. A webcast replay can be accessed on the corporate website beginning August 13, 2008 and the replay will remain available for 30 days.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing universal pandemic influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information: Helen G. Yang Sinovac Biotech Ltd. Phone: +86-10-82890088 Ext. 871 Fax: +86-10-62966910 Email: info@sinovac.com	Investors/Media: Stephanie Carrington/Janine McCargo The Ruth Group (646) 536-7017/7033 scarrington@theruthgroup.com jmccargo@theruthgroup.com

SINOVAC BIOTECH LTD.
Consolidated Statements of Income and Comprehensive Income
Three Months and Six Months Ended June 30, 2008 and 2007
(Unaudited)
(Expressed in U.S. Dollars)
	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Sales	$16,521,429	$9,538,169	$25,383,430	$13,511,221

Cost of sales - (exclusive of depreciation of land-use rights and amortization of licenses and permits of $102,742 (2007 - $94,165) for three months and $202,575(2007-186,893) for six months	2,613,939	1,290,154	3,661,805	1,931,604

Gross profit	13,907,490	8,248,015	21,721,625	11,579,617

Selling, general and administrative expenses	6,038,650	3,454,382	9,616,536	4,722,926

Research and development expenses - net of $126,829 (2007- $374,825) for three months and $130,848 (2007- $367,411) for six months in government research grants	667,508	(53,345)	1,596,844	390,399

Depreciation of property, plant and equipment and amortization of licenses and permits	169,484	159,303	347,713	328,344

Total operating expense	6,875,642	3,560,340	11,561,093	5,441,669

Operating income	7,031,848	4,687,675	10,160,532	6,137,949

Interest and financing expenses	(399,854)	(93,012)	(557,561)	(179,068)

Interest income and other income (expenses)	(141,491)	196,626	(95,141)	260,650

Income before income taxes and minority interest	6,490,503	4,791,289	9,507,830	6,219,530

Income taxes recovery (expense)
- Current	(2,579,104)	(765,725)	(3,224,439)	(1,055,944)
- Deferred	970,614	(66,336)	897,433	(118,071)

Income before minority interest	4,882,013	3,959,228	7,180,824	5,045,515

Minority interest share of earnings	1,545,764	1,268,621	2,284,619	1,578,536

Net income	3,336,249	2,690,607	4,896,205	3,466,979

Other comprehensive income
Foreign currency translation adjustment	956,180	155,503	2,243,204	289,632
Comprehensive income	$4,292,429	$2,975,174	$7,139,409	$3,931,136

Earnings per share – basic	$0.08	$0.07	$0.12	$0.09
– diluted	$0.08	$0.07	$0.12	$0.09
Weighted average number of shares of common stock outstanding
- Basic	42,851,228	38,745,171	41,983,709	38,734,577
- Diluted	43,210,296	39,046,811	42,351,756	39,012,980

SINOVAC BIOTECH LTD.
Consolidated Balance Sheets
(Unaudited)
(Expressed in U.S. Dollars)
	June 30,	December 31,
	2008	2007
ASSETS

Current assets
Cash and cash equivalents	$18,820,271	$17,071,497
Accounts receivable – net	29,931,302	16,983,892
Inventories	6,369,339	3,745,957
Prepaid expenses and deposits	969,449	800,840
Deferred tax assets	1,180,199	579,703

Total current assets	57,270,560	39,181,889

Restricted cash	448,532	846

Property, plant and equipment	18,811,886	15,879,391

Long-term prepaid expenses and deposits	282,767	298,731

Deferred tax asset	989,990	693,053

Licenses and permits	1,285,732	1,394,052

Total assets	$79,089,467	$57,447,962

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Loans payable	$7,276,114	$6,836,110
Accounts payable and accrued liabilities	13,929,071	9,522,818
Due to related parties	46,971	46,971
Dividends payable to minority interest shareholder of Sinovac Beijing	115,380	3,000,458
Deferred research grants	1,060,782	1,038,396

Total current liabilities	22,428,318	20,447,754

Deferred government grants	2,910,446	2,734,444
Loan payable	1,455,223	1,367,222
Long – term debt	4,365,669	4,101,666

Total liabilities	26,793,987	24,546,420

Minority interest	5,264,385	2,897,687

Commitments and contingencies

STOCKHOLDERS' EQUITY

Preferred stock	-	-
Authorized 50,000,000 shares at par value of $0.001 each
Issued and outstanding: nil
Common stock	42,854	40,305
Authorized: 100,000,000 shares at par value of $0.001 each
Issued and outstanding: 42,853,528 (2007 – 40,305,028 )
Subscriptions received	39,295	9,170
Additional paid in capital	41,965,154	32,109,997
Accumulated other comprehensive income	4,199,660	1,956,456
Dedicated reserves	2,999,396	2,999,396
Accumulated deficit	(2,215,264)	(7,111,469)

Total stockholders' equity	47,031,095	30,003,855

Total liabilities and stockholders’ equity	$79,089,467	$57,447,962

SINOVAC BIOTECH LTD.
Consolidated Statements of Cash Flows
Three Months and Six Months Ended June 30, 2008 and 2007
(Unaudited)
(Expressed in U.S. Dollars)
	Three Months Ended June 30		Six Months Ended June 30
	2008	2007	2008	2007
Cash flows from (used in) operating activities
Net Income for the period	$3,336,249	$2,690,607	$4,896,205	$3,466,979
Adjustments to reconcile net income to net cash
used by operating activities:
- deferred income taxes	(970,614)	66,336	(897,433)	118,071
- loss on disposal of equipment	-	3,957	-	3,957
- stock-based compensation	16,635	69,276	33,271	138,551
- provision for doubtful debts	932,113	570,302	1,559,918	754,544
- inventory provision	-	87,869	-	87,869
- depreciation of property, plant and equipment, and amortization of licenses	388,460	357,051	780,563	720,191
- research and development expenditures qualified for government grant	(126,829)	(374,825)	(130,848)	(367,411)
- minority interests	1,545,764	1,268,621	2,284,619	1,578,536
Change in other assets and liabilities
- accounts receivable	(9,218,834)	(3,904,173)	(13,369,079)	(5,717,338)
- inventories	(865,187)	(1,539,537)	(2,314,630)	(2,075,824)
- prepaid expenses and deposits	(403,304)	(374,308)	(84,290)	(660,379)
- accounts payable and accrued liabilities	3,668,617	1,081,130	4,142,407	(93,796)
Net cash provided by operating activities	(1,696,930)	2,306	(3,099,297)	(2,046,050)

Cash flows from (used in) financing activities
Loan repayment	-	-	-	(517,471)
Proceeds from issuance of common stock	1,966	52,975	9,815,265	165,631
Payment to release shares in escrow	-	-	-	400,000
Proceeds from shares subscribed	39,295	15,720	39,295	15,720
Dividends paid to minority interest shareholder in Sinovac Beijing	-	-	(2,947,877)	(827,229)
Government grant received	70,695	2,962,522	70,695	2,962,522
Due to related parties	-	(386,977)	-	-
Net cash provided by financing activities	119,956	2,644,240	6,977,378	2,199,173

Cash flows from (used in) investing activities
Restricted cash	935,765	3,386	(434,921)	22,726
Acquisition of property, plant and equipment	(1,229,151)	(379,392)	(2,236,575)	(257,280)
Net cash used in investing activities	(293,386)	(376,006)	(2,671,496)	(234,554)

Exchange effect on cash and equivalents	119,919	99,013	542,189	155,557
Increase (decrease) in cash and cash equivalents	(1,758,441)	(2,369,553)	1,748,774	33,537

Cash and cash equivalents, beginning of period	20,578,712	6,912,816	17,071,497	9,248,832

Cash and cash equivalents, end of period	$18,820,271	$9,282,369	$18,820,271	$9,282,369

Cash paid for interest, net of interest capitalized	$133,612	$71,816	$306,005	$159,818
Cash paid for income taxes	$871,557	$416,330	$1,309,963	$517,674
Supplemental schedule of non-cash activities:
Acquisition of property, plant and equipment Included in accounts payable and accrued liabilities	$-	$-	$546,514	$74,718